SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated April 10th,  2006

DUCATI MOTOR HOLDING S.P.A.
(Translation of Registrant’s Name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY

(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:

Ducati Motor Holding: Ordinary Shareholders Meeting

Bologna, April 10th, 2006 – Ducati Motor Holding S.p.A. (NYSE: DMH and Borsa Italiana S.p.A: DMH) announced today that during the Ordinary Shareholders Meeting held on April 10th, 2006, the following items were approved:

•	the financial statements as of December 31st, 2005 were approved;

•	the Group consolidated financial statements as of 31 December 2005, already approved on February 14th, 2006, was presented;

•

the new Board of Directors was appointed and is composed of: Matteo Tamburini, Massimo Bergami, Roberto Consonni, Ulrich Weiss, Dante Razzano, Mauro Benetton, Federico Minoli, Carlo Pasquale Campanini Bonomi,  Antonio Perricone, Marco Giovannini, Roberto Maestroni and Giampiero Paoli. The newly-appointed Board will remain in office until the approval of the financial statements for December 31st, 2006.

Founded in 1926, Ducati develops racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. The Company produces motorcycles in six market segments which vary in their technical and design features and intended customers: Superbike, Supersport; Monster, Sport Touring, Multistrada and Sport Classic. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European and North American markets. Ducati has won thirteen of the last fifteen World Superbike Championship titles and more individual victories than the competition put together. For more information about the Company, please visit our web site at http://www.ducati.com

This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission.

These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of the company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the company and that will contain detailed information about the company and its management, including financial statements.

For further information, please contact:

Federico Strano
Director, Investor Relations
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132
Italy
e-mail: federico.strano@ducati.com
Main Tel: + 39 051 6413 111
Direct Tel: + 39 051 6413 213

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING SPA

Date: April 10th , 2006	By:	/s/ Federico Strano

	Name:	Fabrizio Nardi
	Title:	Director, Investor Relations